Exhibit 99.1

Cenovus completes US$1.25 billion debt offering

CALGARY, Alberta (August 17, 2012) – Cenovus Energy Inc. (TSX, NYSE: CVE) has completed a public offering in the United States of US$500 million of 10-year senior unsecured notes with a coupon rate of 3% due August 15, 2022 and US$750 million of 30-year senior unsecured notes with a coupon rate of 4.45% due September 15, 2042.

The notes were issued under the company’s short form base shelf prospectus dated June 6, 2012, and its prospectus supplement dated August 14, 2012.

“This offering supports Cenovus’s already strong financial position,” said Ivor Ruste, Cenovus Executive Vice-President & Chief Financial Officer. “We view these long term rates as attractive and the offering, combined with our credit facilities, provides the company with tremendous financial flexibility as we continue to execute our growth plan.”

Barclays Capital Inc., Deutsche Bank Securities Inc., RBS Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC acted as joint book-running managers. The offering was supported by additional advisors including: BMO Capital Markets Corp., BNP Paribas Securities Corp., CIBC World Markets Corp., J.P. Morgan Securities LLC, RBC Capital Markets, LLC, Scotia Capital (USA) Inc., TD Securities (USA) LLC, UBS Securities LLC, DNB Markets, Inc., Mitsubishi UFJ Securities (USA) Inc., Mizuho Securities USA Inc., Morgan Stanley & Co. LLC and SMBC Nikko Capital Markets Limited.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian, integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. Its enterprise value is approximately $28 billion. For more information, visit www.cenovus.com.

Find Cenovus on Facebook, Twitter, Linkedin and YouTube.

Cenovus Contacts
Investors: Susan Grey Director, Investor Relations 403-766-4751 Bill Stait Senior Analyst, Investor Relations 403-766-6348 Graham Ingram Senior Analyst, Investor Relations 403-766-2849	Media: Rhona DelFrari Director, Media Relations 403-766-4740